

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Niccolo de Masi
Chief Executive Officer
dMY Technology Group, Inc.
1180 North Town Center Drive
Suite 100
Las Vegas, Nevada 89144

  Re: dMY Technology Group, Inc.
   Preliminary Proxy Statement on Schedule 14A
   Filed October 9, 2020
   File No. 001-39232

Dear Mr. de Masi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services

cc: Joel Rubinstein